Exhibit 99.1

ArcelorMittal Announces the Results of the Invitation for Offers to Sell for Cash up to the Maximum Acceptance Amount of its  EUR 750,000,000 3.125% Notes due 14 January 2022 (the “2022 Bonds”) and EUR 500,000,000 0.95% Notes due 17 January 2023 (the “2023 Bonds”)

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) (THE “UNITED STATES”) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED) OR IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT AND THE INVITATION FOR OFFERS. FURTHER CONDITIONS AND RESTRICTIONS APPLY.
Luxembourg, 14 October 2020 – 8:00 AM CET - On 5 October 2020, ArcelorMittal (“ArcelorMittal” or the “Company”) announced the commencement of an invitation (subject to offer restrictions) to holders of the bonds (“Bondholders”) set forth in the table below (the “Bonds”) to submit offers to sell for cash (each such offer, an “Offer to Sell”) up to a maximum aggregate principal amount of €1.0 billion (the “Maximum Acceptance Amount”)  of the Bonds to the Company (the “Invitation”) on the terms and subject to the conditions set out in the Invitation for Offers dated 5 October 2020 (the “Invitation for Offers”). The Invitation expired at 17.00 hours CET on 13 October 2020.

Announcement of Results of the Invitation

The Company is pleased to announce the acceptance of Offers to Sell as follows:

Bonds	ISIN	Amount tendered	Amount accepted	Purchase Price	Pro-rating factor	Aggregate Principal Amount Outstanding after the Settlement Date
€750,000,000 3.125% Notes due 14 January 2022	XS1167308128	€263,583,000	€263,583,000	103.60% (€1,036 for each €1,000 in principal amount)	None*	€486,417,000
€500,000,000 0.95% Notes due 17 January 2023	XS1730873731	€133,121,000	€133,121,000	99.80% (€998 for each €1,000 in principal amount)	None*	€366,879,000
*  Given the Maximum Acceptance Amount has not been exceeded, all Bonds tendered for purchase have been accepted in full and there will be no pro-ration.

Settlement

The Settlement Date is expected to be 15 October 2020. All tenders pursuant to the Invitation will settle through the normal procedures of the relevant Clearing System. On the Settlement Date, the Company shall pay or procure that there is paid to each Bondholder which has validly submitted an Offer to Sell accepted for purchase by the Company, an amount in cash equal to the Total Consideration.

Payment of the relevant Total Consideration, by or on behalf of the Company shall fully and finally discharge the Company’s obligations to the relevant Bondholders in respect of the Bonds delivered and accepted for purchase pursuant to the Invitation and as soon as reasonably practicable following the Settlement Date, such Bonds shall be canceled pursuant to their terms and conditions. Under no circumstances will any additional interest be payable by the Company to a Bondholder due to any delay in the transmission of funds from the relevant Clearing System or any intermediary with respect to the Bonds of that Bondholder.

Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Limited, HSBC Bank plc, Mizuho International plc and Natixis have been appointed to serve as the dealer managers for the Offers. D.F. King Ltd. has been retained to serve as the information and tender agent (“Tender Agent”).
For additional information regarding the terms of the Invitation, please contact Banco Bilbao Vizcaya Argentaria, S.A. at +44 207 397 6061 or +44 207 397 6029, Citigroup Global Markets Limited at +44 20 7986 8969, HSBC Bank plc at +44 20 7992 6237, Mizuho International plc at +44 20 7090 6134 and Natixis at +33 1 58 55 08 14. Requests for documents and questions regarding the offers to sell Bonds may be directed to D.F. King Ltd. via email: arcelormittal@dfkingltd.com, or telephone: London: +44 20 7920 9700.

A copy of the Invitation for Offers is also available at https://sites.dfkingltd.com/arcelormittal and may be obtained at no charge from D.F. King.
Capitalized terms used and not defined herein have the meanings ascribed to them in the Invitation for Offers.

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This announcement must be read in conjunction with the Invitation for Offers. The distribution of this announcement and the Invitation for Offers in certain jurisdictions may be restricted by law. Persons into whose possession this Notice or the Invitation for Offers comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

United States. The Invitation is not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, or to beneficial owners of the Bonds who are located in the United States as defined in Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to U.S. Persons as defined in Regulation S of the Securities Act (each a “U.S. Person”) and the Bonds may not be offered for sale in the Invitation by any such use, means, instrumentality or facility from or within the United States, by persons located or resident in the United States or by U.S. Persons. Accordingly, copies of the Invitation for Offers and any documents or materials related to the Invitation are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded in or into the United States or to any such person. Any purported Offer to Sell in response to the Invitation resulting directly or indirectly from a violation of these restrictions will be invalid, and Offers to Sell made by a person located in the United States or any agent, fiduciary or other intermediary giving instructions from within the United States or any U.S. Person will not be accepted.

Each Bondholder participating in the Invitation will represent that it is not a U.S. Person, is not located in the United States and is not participating in such Invitation from the United States. For the purposes of this and the above paragraph, “United States” has the meaning given to it in Regulation S of the Securities Act and includes the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
European Economic Area and the United Kingdom. In any European Economic Area (“EEA”) member state and the United Kingdom (each, a “Relevant State”), this communication and the Invitation for Offers are only addressed to and are only directed at qualified investors within the meaning of Regulation (EU) 2017/1129 (as amended or superseded) (the “Prospectus Regulation”), in that Relevant State. Each person in a Relevant State who receives any communication in respect of the Invitation contemplated in the Invitation for Offers will be deemed to have represented, warranted and agreed to and with the Dealer Managers and the Company that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.
United Kingdom. This communication, the Invitation for Offers and any other documents or materials relating to the Invitation are for distribution only to persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order; or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This communication, the Invitation for Offers and any other documents or materials relating to the Invitation is directed only at relevant persons and must not be acted or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
France. The Invitation for Offers nor any other documents or offering materials relating to the Invitation have been distributed or caused to be distributed and will not be distributed or caused to be distributed in France, other than to qualified investors (investisseurs qualifiés), as defined in Article L. 411-2 1° of the French Code monétaire et financier and in Article 2(e) of the Prospectus Regulation. Neither the Invitation for Offers, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers. By participating in the Invitation, an investor resident and/or located in France will be deemed to represent and warrant to the Company, the Dealer Managers and the Information and Tender Agent that it is a qualified investor.
Italy. None of the Invitation, the Invitation for Offers or any other documents or materials relating to the Invitation have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations.
The Invitation is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuer’s Regulation”). The Invitation is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.
Bondholders or beneficial owners of the Bonds located in Italy may tender the Bonds through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Bonds or the Invitation.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

ENDS
About ArcelorMittal

ArcelorMittal is the world’s leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of $70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes. Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+44 20 7543 1156
Americas	+1 312 899 3985
Retail	+44 20 7543 1156
SRI	+44 20 7543 1156
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications

E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Paul Weigh	+44 20 3214 2419